Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2016 Fourth Quarter and Year-End Sales; Ekati Diamond Mine Production Results, Ekati Fiscal 2017 Mine Plan and Jay Pipe Update

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 23, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine fourth fiscal quarter 2016 (November through January) sales, Ekati Diamond Mine production results, fiscal 2017 Mine Plan for the Ekati Diamond Mine and Jay pipe update. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    Fourth quarter diamond sales1 were $178.1 million ($240.6 million in Q4 2015).
    Full year diamond sales2 were $720.6 million ($915.7 million in FY2015).
  Ekati Production:
    Excellent performance in the fourth quarter resulted in 42% higher carat production versus Q4 2015.
    During the quarter, tonnage processed was on forecast and the recovered grade was on par with or above modelled grade for all ore sources, which reflects the positive impact of the additional recovery resulting from the diamond liberation initiative.
  Development:
    The first ore at the Misery Main pipe has now been mined.
    The first ore at the Pigeon pipe was mined at the end of November.
    The Lynx pre-stripping began on schedule in December.
    Exploratory drilling beneath the bottom of the completed Fox open pit to better understand the Fox Deep resource has now commenced.
  Ekati Fiscal 2017 Mine Plan
    During fiscal 2017 the Company plans to produce 5.5 million carats from the processing of 3.9 million tonnes of ore (fiscal 2016: 3.7 million carats from the processing of 3.6 million tonnes).
    The Company expects to process high value ore from the Koala Underground, Misery Main, and Pigeon pipes as well as material from the Misery satellite pipes. Given the available sources of ore feed, the Company does not anticipate processing any low value Coarse Ore Rejects (“COR”) to fill the Ekati processing plant in fiscal 2017.

(1) Excluded from the Ekati sales recorded in the fourth fiscal quarter of 2016 is $2.5 million of sales from carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period ($11.5 million in Q4 fiscal 2015 from the Misery South, Southwest and Northeast pipes).
(2) Excluded from the Ekati sales recorded in fiscal year 2016 is $9.5 million of sales from carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period ($42.5 million in fiscal 2016 from the Misery South, Southwest and Northeast pipes).

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total fourth quarter sales of $178.1 million ($240.6 million in Q4 fiscal 2015). For fiscal year 2016, the Company recorded sales of $720.6 million ($915.7 million in fiscal 2015).

Q4 FY 2016 Summary Sales in millions of US dollars	Three months ended Jan 31, 2016	Twelve months ended Jan 31, 2016
Ekati Rough (100% basis)	$111.6	$464.8
Diavik Rough (40% basis)	$66.5	$255.7
Total Sales(1)	$178.1	$720.6
Carats Sold (000s)
Ekati Rough (100% basis)	636	2,337
Diavik Rough (40% basis)	469	1,740
Total Carats Sold (a) (1)	1,105	4,077

(a) Figures may not add up due to rounding.
(1) Excluded from the Ekati sales recorded in the fourth fiscal quarter of 2016 and fiscal year 2016 were carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period. During the fourth quarter for fiscal 2016, the Company sold an estimated 40,000 carats of such production for estimated proceeds of $2.5 million (150,000 carats and estimated proceeds of $11.5 million in Q4 fiscal 2015 from the Misery South, Southwest and Northeast pipes). For the twelve months ended January 31, 2016, the Company sold an estimated 140,000 carats from this production for estimated proceeds of $9.5 million (estimated 540,000 carats and estimated $42.5 million in fiscal 2015 from the Misery South, Southwest and Northeast pipes).

The Diamond Market
U.S. Diamond retail sales were positive in the important fourth quarter. In China, consumers continued to buy diamond jewellery, but the previous overstocking by retailers meant much lower replenishment of inventory during the period. Prices were lowered by 5% in the Company’s January sale in line with the market, but polished prices in many categories have firmed as the U.S. looks to restock and the shortage of rough in the cutting centers has resulted in an improvement in some areas of rough pricing being seen at the Company’s tender in early February in India.

Inventories
Three rough diamond sales were held during the quarter. The Company plans to hold two rough diamond sales in the first fiscal quarter of 2017.

At January 31, 2016, the Company had approximately 2.0 million carats of rough diamond inventory available for sale with an estimated market value of approximately $97 million. The Company also had approximately 1.3 million carats of rough diamond inventory that was work in progress (compared to 1.0 million carats of rough diamond inventory that was work in progress as at January 31, 2015). The low average price per carat for the inventory available for sale at the end of the period is partially a reflection of the Company choosing to hold back a quantity of lower value rough diamonds which were then sold in the second week in February at a tender in India in order to confirm market prices for this range of rough diamonds.

Diamond Inventory (available for sale) (in millions of US dollars, except carats)		Jan 31, 2016	Oct 31, 2015	Jan 31, 2015
Ekati Diamond Mine (100%)	Carats (million)	1.0	1.0	0.1
	Estimated Market Value	$60	$90	$65
Diavik Diamond Mine (40%)	Carats (million)	1.0	0.9	0.1
	Estimated Market Value	$37	$65	$20
Diamond Inventory	Estimated Market Value of Inventory[1]	$97	$155	$85

(1) Diamond inventory figures exclude approximately $18 million of samples which are used in the sorting and valuation processes.

Pricing
The Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below based on the average price per carat achieved in January 2016.

Diamond Prices January 2016 Average Price per Carat (in US dollars)[1]
Diavik Ore Type		Ekati Ore Type[2]
A-154 South	$120	Koala	$295
A-154 North	$160	Koala North	$350
A-418	$85	Fox	$265
COR	$45	Misery South and Misery Main(3)	$70
		Misery SW Extension(4)	$40 – 55
		COR	$60 – 105
		Pigeon(3)	$155

(1) Rough diamond prices are rounded to the nearest $5 per carat.
(2) The pricing above is based on the Company’s pricing model, which does not include price adjustments for the additional recovery resulting from the diamond liberation initiative.
(3) Estimated prices for Misery Main pipe and the Pigeon pipe are based on modelled prices rather than actual sales since no production from either pipe was sold by the end of January 2016.
(4) Estimated prices for Misery Southwest Extension have been updated based upon the sorting results of goods produced during the batch processing of unblended material in Q3 fiscal 2016.

Ekati Production

  The fourth quarter continued the positive momentum from the third quarter production results with excellent performance from both underground and open pit operations.
  Carat production in the fourth quarter was 42% higher versus Q4 2015. During the period, the Ekati Diamond Mine recovered 1.2 million carats from 0.9 million tonnes of ore processed (0.8 million carats from 1.0 million tonnes in Q4 2015).

  During the first and second quarters of fiscal 2016, tonnage throughput was negatively impacted by equipment issues, which were subsequently resolved. In the third quarter, tonnage throughput was impacted by the testing of the Company’s diamond liberation initiative including the process plant pause that was necessary to batch process unblended material from Misery Southwest. In the fourth quarter, tonnage processed was on forecast and the recovered grade was on par with or above modelled grade for all ore sources.
  Fiscal year 2016 involved a planned step change in the total movement of waste and ore moved of 27.8 million tonnes versus 23.0 million tonnes in fiscal 2015.
  Tonnage processed from the Pigeon pipe was behind forecast due to lower ore availability as mining activities put a greater focus on moving waste. During the fiscal year, combined Pigeon waste and ore mined was ahead of forecast at 6.7 million tonnes against a forecast of 6.0 million tonnes.
  The first ore from the Misery Main pipe is expected to be delivered to the process plant early next month.

Ekati Diamond Mine Production (100% basis)

For the three months ended Jan 31, 2016				For the three months ended Jan 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	-	-	-	108	25	0.24
Koala	293	266	0.91	221	233	1.06
Koala North	-	-	-	37	22	0.59
Pigeon	39	24	0.60	-	-	-
Misery Satellites(1)	377	706	1.87	255	328	1.29
COR(2)	208	168	0.81	346	213	0.61
Total(3)	917	1,164	1.27	967	821	0.85
For the twelve months ended Jan 31, 2016				For the twelve months ended Jan 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	85	24	0.28	1,597	529	0.33
Koala	1,034	883	0.85	887	1,065	1.20
Koala North	97	53	0.55	236	195	0.83
Pigeon	39	24	0.60	-	-	-
Misery Satellites(1)	1,146	1,941	1.69	707	910	1.29
COR(2)	1,216	807	0.66	704	459	0.65
Total(3)	3,618	3,732	1.03	4,131	3,158	0.76

(1) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 10,000 tonnes of Northeast material was processed in the fourth fiscal quarter at an average grade of 1.21 carats per tonne, and approximately 133,000 tonnes of Northeast material was processed during the twelve months ended January 31, 2016, at an average grade of 1.00 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.
(2) This material is not included in the reserves or resources and is therefore incremental production.
(3) Figures may not add up due to rounding.

Diavik Production
The Diavik Diamond Mine production results for the fourth calendar quarter of 2015 were released on January 18, 2016. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik fiscal production results.

Ekati Fiscal 2017 Mine Plan

Run of Mine Production (100% basis)
Pipe	Tonnes Processed (millions)	Carats (millions)
Reserves Only Base Case
Koala Underground	1.2	0.7
Pigeon	1.1	0.5
Misery Main	0.5	2.5
Total (Base Case only)(2)(3)	2.8	3.7

Misery Southwest(1)	0.7	1.5
Misery South(1)	0.3	0.3
Total (Operating Case)(2)(3)	3.9	5.5
Waste tonnes moved	26.7	-

(1) Misery South and Southwest pipes are currently inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(2) The Base and Total Operating Case do not include any impact of the diamond liberation initiative.
(3) Figures may not add up due to rounding.

Ekati Fiscal 2017 Mine Plan Key Timeline

  Over 80% of Misery South processing is planned for H1 2017.
  Over 80% of the processing of Misery Main is planned for H2 2017.
  Low value COR is not planned to be processed during fiscal 2017.
  The Lynx pipe starts production at the very end of fiscal 2017, but its tonnage contribution is expected to be negligible in fiscal 2017. Lynx is part of the Buffer Zone property. All other deposits are part of the Core Zone property.

Jay Pipe Update
The Company expects to complete the Jay Feasibility Study by May 2016, one month later than previously expected. In advance of this study’s completion, the Company is pleased to provide an update on evaluation of the Jay Pipe.

The Company is currently evaluating the results of a reverse circulation drilling campaign conducted at Jay during winter 2015 as part of the Jay Feasibility Study. A total of 8 holes were drilled at approximately 24 inches in diameter, for a total of 1,028 tonnes sampled. The Ekati Bulk Sample Plant processed the drill hole interval samples and a total of 1,904 carats were recovered at a 1.0mm bottom cut-off, for a recovered sample grade of 1.85 carats/tonne. As part of the 2015 sample review, the 1996 and 2006 samples were re-interpreted and it was determined that they were processed at a 0.5mm bottom slot screen cut-off and 0.65mm bottom slot screen size cut-off, respectively. The Jay Pre-Feasibility Study (“Jay PFS”) had assumed that the 1996 and 2006 samples were processed at a 1.0mm slot screen cut-off. This reinterpretation suggests, all things being equal, a marginally higher diamond price for Jay, balanced by a lower grade, than previously reported, resulting in a net impact of a decrease in value per tonne in the range of approximately 7%.

Using the average prices from the Company’s November 2015 diamond sales, and diamond valuation data from the 1996, 2006, and 2015 drilling program parcels, Kleingeld, Young and Partners (“KYP”) has now modeled the diamond price for Jay at a 1.0mm bottom slot screen cut-off to be between $53-$58 per carat (in 2015 USD), depending on the rock type. The average modeled price for Jay will depend on the proportion of rock types to be mined. For comparison, using average prices from the Company’s October 2014 diamond sales, and diamond valuation data from the 1996 and 2006 drilling program parcels, the Jay PFS had originally modeled the diamond price for Jay at a 1.0mm bottom slot screen cut-off to be between $54-$70 per carat, with an average price of $64 per carat (in 2014 USD). Diamond prices have weakened between the Company’s October 2014 and November 2015 diamond sales.

This Jay pipe update does not yet include the impact of additional diamond recovery in the lower value smaller size categories as a result of the Company’s previously announced commissioning of the Fine DMS unit in the Ekati processing plant. The additional recovery from the Fine DMS is expected to result in an increase in recovered carats from the processing of the same tonnage of kimberlite.

Once the Jay Feasibility Study is complete, the Company will provide updated Mineral Resource and Mineral Reserve estimates for the Jay kimberlite deposit.

Qualified Person
The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and resources at the Ekati Diamond Mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s fourth quarter and year-end sales results disclosed in this news release are preliminary and reflect expected fourth quarter year-end sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s annual financial statements. The Company will provide additional financial information and related discussion and analysis about its fourth quarter and year-end financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and other plans at the Ekati Diamond Mine, estimated production from the Ekati Diamond Mine and the completion of the Jay Feasibility Study, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca